EXHIBIT 2.1.

ASSET PURCHASE AGREEMENT, dated as of August 18, 2008, by and among G. Marks Hardware, Inc. (“Seller”), a New York corporation, with its principal place of business at 5300 New Horizons Blvd., Amityville, New York 11701, and George Marks (the “Shareholder”) on the one hand, and Napco Security Systems, Inc., a Delaware corporation, with its principal place of business at 333 Bayview Avenue, Amityville, New York 11701 (“Napco” or “Purchaser”).  Seller and Shareholder are sometimes hereinafter referred to, jointly and severally, as the “Seller Group.”

RECITALS

A.	The Shareholder owns all of the issued and outstanding capital stock of Seller.

B.	The Seller Group desires the Seller to sell, and the Purchaser desires to purchase, the Business and the Assets, in consideration of the Purchase Price and Purchaser’s assumption of the Assumed Liabilities, upon the terms and subject to the conditions set forth in this Agreement.

C.	Capitalized terms shall have the meaning ascribed to them in Section 11 or otherwise in this Agreement.

THEREFORE, the parties hereto agree as follows:

1.Sale and Purchase

1.1

Sale and Purchase. Upon the terms and subject to the conditions set forth in this Agreement, the Seller shall sell, assign, transfer, convey and deliver at the Closing to the Purchaser Designee, and the Purchaser shall purchase, all right, title and interest in and to the Business and Assets (other than the Excluded Assets), free and clear of any claim, lien or encumbrance of every kind and nature other than the Permitted Lien.

2.Closing

2.1	The Closing. The closing (the “Closing”) shall take place simultaneously with the execution of this Agreement.

2.2

Closing Events. At the Closing, (i) the sale and purchase referred to in Section 1.1 shall be effected, (ii) the Purchase Price described in Section 3 shall be delivered, and (iii) each of the parties shall execute and deliver to each other the documents required to be executed and delivered pursuant to Section 7.

3.Purchase Price

3.1

Purchase Price. The consideration for the Business and Assets shall be (i) $25,000,000 in cash (the “Purchase Price”), subject to adjustment pursuant to Sections 3.4, 3.5 and 3.6, and (ii) Purchaser Designee’s assumption of the Assumed Liabilities.

3.2

Payment of the Purchase Price. The Purchase Price shall be paid at Closing by wire transfer as follows: (i) the Escrow Fund to the Escrow Agent, (ii) $21,500,000 to the account or accounts set forth on Exhibit 3.2, and (iii) the Debt shall be paid to the Bank.

3.3

Allocation of Purchase Price. The parties agree that the Purchase Price shall be allocated among the Assets in the manner set forth on Schedule 3.3 attached hereto. Purchaser, Shareholder and Seller further agree that such allocation shall govern for income tax purposes, and each party agrees that it shall reflect such allocation in its federal and state income tax returns.

3.4	Working Capital Adjustment.
(a)	As soon as reasonably practicable after the Closing Date (but in no event later than 90 days following the Closing Date), the Purchaser, at its sole cost and expense, shall cause to be prepared and delivered to the Seller Group a Net Working Capital Statement of Seller as at the Closing Date (the “Closing Date Net Working Capital Statement”), which shall be certified by Marcum & Kliegman, LLP and shall be prepared in accordance with GAAP. Based upon the Closing Date Net Working Capital Statement, the Purchase Price shall be (i) reduced dollar for dollar to the extent that the Net Working Capital of Seller as shown on the Closing Date Net Working Capital Statement is less than $6,158,604 or (ii) increased dollar for dollar if the Closing Date Net Working Capital is greater than $6,158,604.

(b)	For the purposes hereof, the term “Net Working Capital” shall mean the difference between (x) the Seller’s cash, accounts receivable, inventory and prepaid expenses (other than Excluded Assets) as of the Closing Date sold and delivered to Purchaser and (y) Seller’s current liabilities (including the current portion of any Debt) assumed by Purchaser.

(c)	The Seller shall notify the Purchaser in writing within 30 days (time being of the essence) after it receives the Closing Date Net Working Capital Statement of any disagreements it may have with the Closing Date Net Working Capital Statement, setting forward in reasonable detail the basis for and (if computable by the Seller) the amount of such disagreements. Thereafter, the parties shall negotiate in good faith for 45 days to resolve such disagreements. If at the end of such 45-day period no resolution is reached, such disagreements shall be resolved by the “Arbiter,” which determination shall be limited solely to the disagreements identified by the Seller Group.

(d)	The Arbiter shall be a regional accounting firm authorized to practice before the Securities Exchange Commission based on Long Island and selected by agreement between counsel for Purchaser and Seller. Purchaser and Seller shall use their best efforts to cause the Arbiter to resolve all disagreements over individual line items as soon as practicable. The resolution of such disagreements by the Arbiter shall be final and binding on Purchaser and Seller. The fees and disbursements of such firm shall be borne by the party whose position is not substantially upheld.

(e)	In the event of an adjustment to the Purchase Price which requires an additional payment by the Purchaser to the Seller, such amount shall be payable within ten days of the delivery of the Closing Date Net Working Capital Statement to the extent undisputed by the Purchaser and, to the extent a payment is determined by the Arbiter to be due by the Purchaser to the Seller, such amount shall be payable within ten days of the delivery of the Arbiter’s determination to the Purchaser. If the Closing Date Net Working Capital Statement should disclose that any amount is payable by the Seller to the Purchaser, such amount shall be payable within ten (10) days following delivery of the Closing Date Net Working Capital Statement to the extent not disputed by Seller and to the extent additional payment is determined by the Arbiter to be due by the Seller to the Purchaser such amount shall be payable within ten days of the delivery of the Arbiter’s determination to the Seller.
3.5

Accounts Receivable Adjustments. Purchaser shall use its best efforts to collect the Accounts Receivable during a period of 180 days from the Closing Date (the “Collection Period”). All amounts collected from customers shall be first applied to the oldest receivable of such customer unless the payment identifies the invoice for which payment is being made or disputes the validity or amount of any receivable due to Seller. If the amount of Account Receivables collected by the Purchaser during the Collection Period is less than the amount thereof reflected as Accounts Receivable (net of reserves for uncollectible accounts) on the Closing Date Net Working Capital Statement, the Purchaser shall provide to Seller a report certified as correct by an Officer of Purchaser, within 210 days after Closing, of all uncollected accounts. To the extent that the Accounts Receivable collected by Seller are less than the Accounts Receivable (net of reserves) shown on the Closing Date Working Capital Statement, such difference shall be paid by Seller Group to Purchaser on or before April 15, 2009. To the extent that the Accounts Receivable collected by Seller are greater than the Accounts Receivable (net of reserves) shown on the Closing Date Working Capital Statement, such difference shall be paid by Purchaser to Seller on or before April 15, 2009.

3.6

Net Inventory Adjustment. Any Inventory delivered at Closing which remains unsold, has been sold below cost (to the extent it has been sold below cost), or unused 24 months after Closing, shall be deemed excess and obsolete (“E&O”). To the extent that E&O Inventory exceeds reserves for excess and obsolete inventory on the Closing Date Working Capital Statement, such excess shall be paid by Seller Group to Purchaser on or before the 25th month anniversary of the Closing Date. If within 36 months after Closing, Purchaser sells any E&O Inventory for which a purchase price adjustment had been made, Purchaser shall pay Seller the lesser of the cost or selling price of such E&O Inventory.

4. Assumption of Certain Liabilities

4.1	Assumed Liabilities. At Closing, the Purchaser shall assume and subsequently, in due course, pay or discharge the Assumed Liabilities.

4.2	Liabilities Not Assumed. Purchaser shall not assume or be responsible for any obligation or liability of a member of the Seller Group of any kind, known or unknown, contingent or otherwise, asserted or unasserted, except for the Assumed Liabilities.

4.3	Retained Liabilities. The members of the Seller Group shall be responsible for, and shall pay or discharge in due course, all Retained Liabilities.

5. Representations, Warranties and Covenants of Seller Group

Each member of the Seller Group, jointly and severally, represents and warrants to the Purchaser that:

5.1

Authority. The Shareholder has full power and authority to execute and deliver this Agreement and each other agreement contemplated hereby to which the Shareholder is a party, and to perform the Shareholder’s obligations hereunder and thereunder.

5.2	Ownership of Capital Stock. The Shareholder is the beneficial and record owner of all shares of capital stock of Seller.

5.3

Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is duly qualified to do business in each other jurisdiction in which the ownership, leasing or operation of the Assets or the conduct of the Business requires such qualification, except where the failure to so qualify would not have a material adverse effect on the Seller. Such other jurisdictions are set forth in Schedule 5.3. Seller has all requisite corporate power and authority to carry on the Business and to own and use the Assets and properties owned and used by it. Seller has no subsidiaries.

5.4	Authority.
(a)	Seller has full power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated hereby and thereby. All required corporate acts to authorize the Seller to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby have been duly and properly taken.

(b)	This Agreement and such other agreements and instruments contemplated hereby have been duly executed and delivered by each member of the Seller Group and constitute legal, valid and binding obligations of each member of the Seller Group enforceable in accordance with their respective terms, except to the extent that such may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights and remedies generally.

(c)	The consummation by the Seller Group of the transactions contemplated hereby will not: violate any Law, conflict with, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a breach or default) under, the Certificate of Incorporation of Seller, any indenture, mortgage, lease, Contract or other instrument to which a member of the Seller Group is a party or by which any member of the Seller Group, or the Assets or Business, is bound, or result in the creation of a claim, lien or encumbrance on the Business or any of the Assets.

(d)	Schedule 5.4 lists all authorizations, consents or other orders or actions of, or filings with, any governmental authority or Person required to be obtained or made in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby (the “Approvals”).
5.5

Financial Statements. The Financial Statements (i) were prepared in accordance with the books of account and records of Seller, (ii) are a fair presentation of the financial condition and results of operations and cash flows of Seller as of the dates thereof and for the periods covered thereby, and (iii) were prepared in accordance with GAAP. All audit procedure other than quality control review with respect to the 2006 and 2007 draft year-end financial statements shall have been completed by JH Cohn LLP.

5.6

Real Property. Seller owns no real property. Schedule 5.6 contains a complete list of all leases for real property used by Seller in connection with the Business (the “Real Property”). Each such lease (a “Lease”) is valid, binding and in full force and effect without any default or breach (including default or breach effective after notice or the passage of time) thereunder by Seller or the lessor. Seller has no knowledge of any pending, or threatened, condemnation, eminent domain or similar proceeding with respect to the Real Property or the improvements thereon. Seller has delivered complete copies of all Leases to Purchaser.

5.7

Personal Property. Except for changes made in the ordinary course of business consistent with past practice, since June 30, 2008, Seller owns all the personal property reflected on the June Balance Sheet, free and clear of all claim, liens or encumbrances other than the Permitted Lien. Schedule 5.7(a) lists each of Seller’s fixed assets together with its historical cost and depreciated value as of June 30, 2008. All machinery and equipment that is being acquired by Purchaser is in good working order, and all recommended maintenance is up to date. Schedule 5.7(b) lists all leases of personal property, and complete copies thereof have been delivered by Seller to Purchaser. Seller’s possession of all leased personal property has not been disturbed, nor has any claim been asserted against it under any such lease. Seller has obtained all necessary consents to assign all such Leases to Purchaser Designee.

5.8	Intellectual Property Rights.
(a)	Schedule 5.8 lists all Intellectual Property Rights used in the Business. Such Schedule specifies which of such Intellectual Property Rights are owned by Seller and which are licensed (as a license or licensor) and which are registered, with the registration number and date of registration, and the date of the first use of any such Intellectual Property Rights.

(b)	Except as disclosed in Schedule 5.8:
(i)	all Intellectual Property Rights are owned outright by Seller on an exclusive, irrevocable basis free and clear of all claims, liens and encumbrances;

(ii)	the registrations listed in Schedule 5.8 for the Intellectual Property Rights are valid and subsisting and have not been canceled;

(iii)	no Person other than Seller has been granted the right to use any of the Intellectual Property Rights listed in Schedule 5.8, and no member of the Seller Group has knowledge that there is any infringing use thereof;

(iv)	Seller is not required, and Purchaser will not be required, to pay any royalty or other payment to any other Person with respect to any Intellectual Property Right;

(v)	all rights of Seller in and to such Intellectual Property Rights are transferable to the Purchaser without any required consent or other approval;

(vi)	upon the consummation of the transfers provided for herein, Seller will have transferred to the Purchaser all right, title and interest in and to such Intellectual Property Rights, free and clear of all claims, liens and encumbrances;

(vii)	Seller is not subject to any judgment, order, writ, injunction, judgment, or decree (collectively “Orders”) of any court, arbitration agency or panel, governmental department, commission, board, bureau, agency or instrumentality, domestic (federal, state or local) or foreign, or arbitrator or arbitration panel (collectively a “Body”), and they have not entered into any Contract which restricts or impairs the use of any Intellectual Property Right; and

(viii)	the manufacture and sale of the Products does not infringe upon the Intellectual Property Rights of any third party.
5.9	Litigation.
(a)	There is no Legal Proceeding pending or threatened against or by a member of the Seller relating to the Business or Assets in or before any Body;

(b)	there has been no Legal Proceeding previously resolved against Seller which remains unsatisfied; and

(c)	Seller has been party to no litigation in the past three years other than as disclosed on Schedule 5.9(c).
5.10	Compliance with Laws.
(a)	Except for the failure to qualify in certain states (the failure of which will not have a material adverse effect on the Assets or Business), the manner in which Seller currently conducts the Business complies in all material respects with all laws, ordinances, regulations, licensing requirements, rules, decrees, awards or orders (collectively “Laws”) applicable to the Assets or the Business; and

(b)	All Products meet all Legal Requirements applicable to such Products.
5.11	Material Adverse Changes. Except as set forth on Schedule 5.11, since January 31, 2008, Seller has suffered no Material Adverse Effect.

5.12	Entire Business; Ownership of Assets.
(a)	The sale and transfer of the Assets by the Seller to the Purchaser pursuant to this Agreement will effectively convey to the Purchaser the entire Business (as historically and currently conducted) and all the Assets, including, without limitation, all of the tangible and intangible property and rights used by Seller in connection with the Business. Except as set forth on Schedule 5.12(a), there are no assets, facilities or services used by Seller in connection with the Business or Assets in which an Affiliate of the Seller has any interest. The Assets include all the properties and rights used in the Business as of the date hereof other than the Excluded Assets.

(b)	Seller is the sole owner of the Business and Assets free and clear of all claims, liens and encumbrances of every kind and nature except for the Permitted Lien.

5.13	Contracts.
(a)	Schedule 5.13(a) lists all Contracts, copies of which have been previously delivered to Purchaser.

(b)	Except as referred to in Schedule 5.13(a), Seller is not a party to any:
(i)	Contract for the employment of any person or with any labor union or association;

(ii)	Contract pursuant to which any person who is or was an officer, director, employee, consultant or an Affiliate or Associate of any such Person has a material interest;

(iii)	Contract relating to the borrowing or lending of money or the guarantee of any obligations for borrowed money, excluding trade payables in the ordinary course of business;

(iv)	Contract having an unexpired term of more than 12 months after the Closing or involving payments after the Closing in excess of $10,000;

(v)	lease of tangible personal property under which it is the lessee having unexpired terms of more than 12 months after the Closing or involving rent or other payments after the Closing in excess of $10,000 for any such lease;

(vi)	Contract for the production or supply by or for it for goods or services having unexpired terms (including any periods covered by options to renew exercisable by other parties) of more than 30 days after the Closing;

(vii)	Contract for capital expenditures or the purchase by it of materials, supplies, equipment or services which requires payments by Seller in excess of $25,000 after the Closing;

(viii)	license or royalty agreement;

(ix)	distributor, dealer, manufacturer's representative, sales agency, franchise or advertising Contracts;

(x)	Contract containing covenants not to compete in any business or geographical area or restricting it from the use or disclosure of any information in its possession; or

(xi)	Contract not made in the ordinary course of the business not consistent with past practices.
(c)	Except as referred to in Schedule 5.13(c):
(i)	all such Contracts are in all respects valid and in full force and effect;

(ii)	Seller, and each other party thereto, has in all material respects performed all obligations required to be performed by such Contracts, and neither Seller nor any other party thereto is in breach or default (and with the giving of notice or lapse of time will not be in breach or default), and will not be in breach or default (and with the giving of notice or the lapse of time will not be in breach or default) as a result of the consummation of the transactions contemplated by this Agreement, under any such Contract;

(iii)	Seller has not received notice that any party to any such Contract intends or may intend to cancel or terminate any such Contract or to exercise or not exercise options or rights under any such Contract;

(iv)	all liabilities and obligations of Seller required to be paid or performed by Seller on or before the Closing under all such Contracts have been duly paid in full or performed by the Seller in all material respects; and

(v)	the consummation of the transactions contemplated by this Agreement (A) does not require any Consent under any Contract which consent will not have been obtained by Seller as of the Closing, and (B) will not result in a right to terminate or modify any right or privilege now enjoyed by Seller under any such Contract.
(d)	Schedule 5.13(d) lists all Contracts which are not Assumed Contracts.
5.14	Absence of Certain Changes. Except as set forth in Schedule 5.14, since June 30, 2008, the Seller has operated the Business in the ordinary course, consistent with past practices and has not:
(i)	entered into any transaction or incurred any liability or obligation other than in the ordinary course of the business;

(ii)	had any material adverse change in its condition (financial or otherwise), assets, liabilities, business or prospects, except changes in the ordinary course of the business;

(iii)	granted or agreed to grant any increase in compensation to any of its employees or to any consultant or agent or paid or agreed to pay any bonus to any employee, consultant or agent other than in the ordinary course of business;

(iv)	waived any of its rights or claims having value, except rights or claims not material in amount or waived in the ordinary course of the business and consistent with past practice;

(v)	violated any Law applicable to the Business or the Assets, the violation of which could have a material adverse effect on the Business or the Assets;

(vi)	sold or otherwise disposed of any of its Assets or made any sale of Products except in the ordinary course of business consistent with past practice; or

(vii)	reduced its backlog of orders except in the ordinary course of business consistent with past practices.
5.15	Employees.
(a)	Schedule 5.15(a) lists, as of the date hereof, all Seller's employees by name, position, annual salary or hourly rate, and length of service, and summarizes the employee benefits received or to be received by such employee.

(b)	There is no current or threatened work stoppage by any of Seller’s employees or any current or threatened work stoppage by any other persons which would materially have a Material Adverse Affect.

(c)	Except to the extent provided for in the Balance Sheets or as disclosed in Schedule 5.15(c), Seller is not, and has not, been subject to liability arising out of claims made or suits brought by any employee or former employee of, or applicant for employment with, Seller.

(d)	Seller has not received any notices with respect to claims or findings of violations under OSHA.
5.16	Benefit Plans.
(a)	Schedule 5.16 contains a list and brief description of all Benefit Plans of Seller (each a “Plan” and, collectively, the “Plans”).

(b)	all contributions required by the Plans or by law with respect to all periods through the Closing Date shall have been made by such date (or provided for by Seller by adequate reserves on its financial statements). Seller has made contributions to the Company’s 401(k) Plan in an amount equal to 8/12 of the historical annual contributions to such Plan made by the Company.

(c)	Seller has maintained all Benefit Plans in accordance with ERISA.

(d)	Seller is not party to any pension plan that would impose a withdrawal liability on Seller or Purchaser.
5.17

Permits. Other than State Qualifications listed on Schedule 5.17, Seller has all the franchises, licenses, permits and governmental and regulatory authorizations and approvals used by Seller or required in connection with the ownership and use of the Assets or operation of Business (the “Permits”). All such Permits are listed in Schedule 5.17 and are valid and in full force and effect. There are no pending or threatened proceedings that could result in the termination or impairment of any Permit.

5.18

Transactions with Affiliates and Associates. Except as disclosed in Schedule 5.18, Seller has not engaged in any transaction or entered into any agreement with, or guaranteed any obligation of, any as Affiliate or Associate of Seller or any Affiliate or Associate of a member of the Seller Group. All such transactions shall be terminated as of Closing without cost or liability to Purchaser.

5.19

Payments. The Seller has not, directly or indirectly, had any transactions made or received or payments of a material nature which are not recorded in its accounting books and records or disclosed in its Financial Statements.

5.20	Insurance. All insurance policies or binders insuring an Asset or the Business are listed in Schedule 5.20. With respect to the Assets and Business:
(i)	all insurance of Seller has been issued under valid and enforceable policies or binders for the benefit of Seller;

(ii)	all such policies or binders are in full force and effect;

(iii)	there are no pending or asserted claims against such insurance by Seller as to which the insurers have denied liability;

(iv)	there exist no claims under such insurance policies that have not been properly filed; and

(v)	all such policies may be transferred to Purchaser without additional premium.

5.21

Inventories. All Inventory (net of reserves) reflected on the June Balance Sheet consists, and all Inventory (net of reserves) as of the Closing will consist, of current and marketable Products, work in process, finished goods and raw materials, packaging materials and sundry items related to the Business which are usable and, in the case of Products, saleable at the Seller's regular prices, in the ordinary course of the business. Schedule 5.21 lists all Inventory, by category as of July 31, 2008.

5.22

Important Suppliers and Customers. Schedule 5.22 lists each of Seller's ten largest customers and ten largest suppliers and the volume of business done with each for the years ended July 31, 2007 and July 31, 2008. Other than as set forth on Schedule 5.22, Seller has not received notice that any of such largest customers or suppliers intends or is considering the termination of its business relationship or to substantially alter the level or nature of its business with Seller.

5.23	Books of Account. All the books of account of Seller have been made available to the Purchaser, and they accurately record all the transactions and Assets of the Seller.

5.24	Accounts Receivable; Accounts and Other Liabilities Payable.
(a)	The Accounts Receivable as of Closing and to be reflected on the Net Working Capital Statement will be collectible in the ordinary course of business, without resort to legal process or threat thereof. Schedule 5.24(a) is an accounts receivable aging report as of July 31, 2008 and the close of business on the day immediately prior to Closing. Such Schedule accurately reflects the accounts receivable of seller as of such date. All accounts receivable of Seller (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are, and will be legal, valid and binding obligations of the respective account debtors enforceable in accordance with their terms, (iii) are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, (v) have not been outstanding for more than the usual and customary amount of days for the industry in which Seller operates, and (vi) are not the subject of any Legal Proceedings.

(b)	Schedule 5.24(b) lists all the creditors of the Seller as of the Closing. Such Schedule accurately describe the amounts, nature, and payment due dates of all the Seller's liabilities as of the Closing. Other than as set forth on such Schedule, Seller has no, and as of Closing will have no, Liabilities.
5.25

Taxes. Seller has filed all Tax returns and reports required to be filed by it. The members of the Seller Group have given Purchaser true and correct copies of all of Seller’s Tax returns and reports for 2007, 2006 and 2005 tax years. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. There is no material unresolved dispute or claim concerning any Tax liability of Seller or the Business claimed or raised by any taxing authority.

5.26

Brokers. No member of the Seller Group has incurred any liability, either express or implied, to any “broker”, “finder”, financial adviser or similar person in respect of any of the transactions contemplated hereby.

5.27	Environmental Matters.
(a)	For purposes of this Agreement, the capitalized terms defined below shall have the meanings ascribed to them below.
(i)	“Environmental Law(s)” shall mean all Laws whenever in effect relating to pollution or protection of the environment, natural resources, or public or employee health and safety and includes, but is not limited to, the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act (“RCRA”) 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. Section § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Oil Pollution Act of 1990. 33 U.S.C. § 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes and any applicable transfer statutes.

(ii)	“Environmental Permits” shall mean all approvals, authorizations, consents, permits, licenses, registrations and certificated required by any applicable Environmental Law.

(iii)	“Hazardous Substance(s)” shall mean any material, substance or waste as to which liability or standards of conduct may be imposed pursuant to Environmental Laws.

(iv)	“Release” shall mean any spilling, leaking, pumping, poring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the environment.
(b)	Except as disclosed in Schedule 5.27, the Seller:

(i)	has obtained and is in material compliance with all Environmental Permits that are required for the lawful operation of the Business or the occupation of the Real Property;

(ii)	has at all times complied with, in all material respects, all applicable Environmental Laws; and

(iii)	has no Liability under any Environmental Law and has received no written or oral notice or other information regarding, any violation or potential violation of any Environmental Law or any material Liability.
(c)	Except as disclosed in Schedule 5.27, there have been no Releases of any Hazardous Substances in, on, at, to, under or from the Real Property or any former property of facility of the Seller and Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance.

(d)	The Company has not been identified as a potentially responsible party at any federal or state National Priority List site.

(e)	Seller has delivered to Purchaser or its representatives true and complete copies and results of all reports, studies, analyses, tests, or monitoring possessed or initiated by, or on behalf of, Seller pertaining to Hazardous Substances in, on, at, to, under or from the Real Property or any other current or former property or facility, concerning compliance by Seller with Environmental Laws, or materially bearing on any environmental, health or safety Liabilities relating to the past or current operations or facilities of the Business.

(f)	Except as set forth on Schedule 5.27, none of the following exists at any of the Real Property: (i) underground storage tanks; (ii) asbestos-containing material in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; (iv) groundwater monitoring wells, drinking water wells, or production water wells; or (v) landfills, surface impoundments, or disposal areas.

(g)	With respect to the Business or the Assets, Seller has not either expressly or by operation of law, assumed, undertaken, or provided an indemnity with respect to any material or potentially material Liability of any other Person relating to Environmental Laws.
5.28	Debt. The amount of Seller’s Debt to the Bank is accurately reflected in the Payoff Statement.

5.29

Schedules; Truthfulness. No representation or warranty of a member of the Seller Group in this Agreement (including the Schedules) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. All written materials provided from time to time by a member of the Seller Group to the Purchaser on and prior to the Closing Date are true and correct copies of the documents that they purport to be and they contain no untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading. The Seller Group has provided the Purchaser with access to or copies of all documents and information requested in writing by the Purchaser or its counsel (to the extent such documents and information exist) and all information.

6.    Representations, Warranties and Covenants of Purchaser

Purchaser represents and warrants to, and covenants with, Seller Group as follows:

6.1	Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

6.2	Authority.
(a)	Purchaser has full power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by Purchaser pursuant hereto and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by or on the part of Purchaser to authorize such execution, delivery and consummation have been or, as of the Closing, will be duly and properly taken.

(b)	This Agreement has been duly executed and delivered by Purchaser and constitutes, and such other agreements and instruments when duly executed and delivered by Purchaser will constitute, legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms.

(c)	The execution and delivery by the Purchaser of this Agreement and the execution and delivery by the Purchaser of such other agreements and instruments and the consummation of the transactions contemplated hereby and thereby will not violate any law, regulation or rule, conflict with, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under the Certificate of Incorporation or By-laws of the Purchaser or an Affiliate or any indenture, mortgage, lease, agreement or other instrument to which it or an Affiliate is a party or by which it is bound, or (iii) violate any judgment, order, injunction, decree or award against, or binding upon, Purchaser or Affiliate, or any of its (their) properties or assets.

(d)	No approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by the Purchaser of this Agreement and the execution and delivery by the Purchaser of such other agreements and instruments or the consummation by the Purchaser of the transactions contemplated hereby or thereby.
6.3	Brokers. Seller has not incurred any liability, either express or implied, to any “broker,” finder, financial advisor or similar person in respect of the transaction contemplated hereby.

6.4

Schedules; Truthfulness. No representation or warranty of the Purchaser in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

7.    Documents to be Delivered at the Closing

7.1

Documents to be Delivered by the Seller Group. At the Closing, the Seller Group shall deliver, or cause to be delivered, to the Purchaser the following, executed by all parties thereto other than the Purchaser:

(a)	instruments of transfer and assignment (including separate instruments transferring and assigning each of the Permits, Intellectual Property Rights, Contracts and Leases) of the Business and the Assets to the Purchaser or, if requested by Purchaser, to Purchaser’s Designee, in form and substance reasonably satisfactory to the Purchaser's counsel;

(b)	copies of resolutions of the board of directors and the Shareholder of Seller authorizing the transactions referred to in this Agreement, and a certificate of Seller’s secretary dated as of the Closing, to the effect that the resolutions were duly adopted and are in full force and effect;

(c)	the Approvals, Consents and Permits;

(d)	the Accrued Employment Cost Schedule, which lists and describes all amounts accruable (the “Accrued Employment Costs”) with respect to the benefits of each employee of Seller (including, without limitation, for accrued vacation, personal leaves and health benefits) as of the day prior to the Closing and unpaid as of said time. All such Accrued Employment Costs shall be assumed by the Purchaser and be reflected on the Closing Date Net Working Capital Statement;

(e)	assignments of the Contracts and Leases;

(f)	the Employment Agreement in the form attached hereto as Exhibit A, executed by the Shareholder;

(g)	the Required Financial Statements;

(h)	the Lease for the Premises in the form attached hereto as Exhibit B, executed by the Shareholder;

(i)	the Escrow Agreement;

(j)	the Payoff Statement; and

(k)	such supplemental schedules as may be necessary to make all Schedules of the Seller accurate and complete.
7.2	Documents to be Delivered by the Purchaser. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller the following:
(a)	the Purchase Price in the manner described in Section 3.2.

(b)	the Employment Agreement, in the form attached hereto as Exhibit A, including an Option Agreement granting Shareholder options to purchase 100,000 shares of Napco common stock;

(c)	agreements assuming the Assumed Contracts, (including the Leases) and Assumed Liabilities;

(d)	copies of resolutions of the board of directors of Purchaser authorizing the transactions referred to in this Agreement, and a certificate of its Secretary dated as of the Closing, to the effect that the resolutions were duly adopted and are in full force and effect; and

(e)	the Lease, executed by Purchaser Designee.

8.    Survival and Indemnifications

8.1

Survival of Representations. The representations, warranties, covenants and agreements contained in this Agreement, and in any agreements, certificates or other instruments delivered pursuant to this Agreement, shall survive the Closing and shall remain in full force and effect, subject to all limitations and other provisions contained in this Agreement.

8.2

Indemnification by Seller Group. Each member of Seller Group, jointly and severally, hereby agrees to indemnify and hold harmless Purchaser and Purchaser’s Designee (if any) and their respective successors, assigns and Affiliates (and its and their respective directors, officers, employees, agents and representatives) from and against any and all claims, damages, liabilities, fines, liens, losses or other obligations whatsoever, together with costs and expenses, including fees and disbursements of counsel and expenses of investigation incurred in connection therewith or in connection with the enforcement of the indemnifying party's indemnification obligations hereunder (collectively, “Losses”):

(a)	arising out of, based upon, or caused by the inaccuracy of any representation or the breach of any warranty or covenant of any member of Seller Group contained in this Agreement or in any agreement, certificate or other instrument delivered by any member of Seller Group pursuant to this Agreement;

(b)	arising from the failure of a member of the Seller Group to pay or discharge, in due course, any Retained Liability; or

(c)	arising out of, or alleged to have arisen out of, the operation of the Business and Assets prior to the Closing other than Assumed Liabilities.
8.3

Indemnification by Purchaser. Purchaser hereby agrees to indemnify and hold harmless each member of the Seller Group and their respective successors, assigns and Affiliates (and its and their respective directors, officer, employees, agents and representatives) from and against any and all Losses:

(a)	arising out of, based upon or caused by the inaccuracy of any representation or the breach of any warranty, covenant or agreement of the Purchaser contained in this Agreement or in any agreement, certificate or other instrument delivered by the Purchaser pursuant to this Agreement;

(b)	arising from the failure of the Purchaser to pay or discharge, in due course, any Assumed Liability; or

(c)	arising from the Operation of the Business after the Closing Date.
8.4

Notice, Etc. Each indemnified party agrees to give the indemnifying party prompt written notice of any action, claim, demand, discovery of fact, proceeding or suit (collectively, “Claims”) for which such indemnified party intends to assert a right to indemnification under this Agreement. With respect to a Claim by a third party against an indemnified party, the indemnifying party shall have the right to participate jointly with the indemnified party in the indemnified party's defense, settlement or other disposition of any Claim. With respect to any such third party Claim relating solely to the payment of money damages and which will not result in the indemnified party becoming subject to injunctive or other relief or otherwise adversely affect the business of the indemnified party in any manner, and as to which the indemnifying party shall have acknowledged in writing the obligation to indemnify the indemnified party hereunder, the indemnifying party shall have the sole right to defend, settle or otherwise dispose of such Claim, on such terms as the indemnifying party, in its sole discretion, shall deem appropriate. The indemnifying party shall obtain the written consent of the indemnified party, which shall not be unreasonably withheld, prior to ceasing to defend, settling or otherwise disposing of any Claim if as a result thereof the indemnified party would become subject to injunctive or other equitable relief or the business of the indemnified party would be adversely affected in any manner.

8.5	Limitations.
(a)	Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any statute of limitations, the obligation of the members of the Seller Group to indemnify Purchaser, its Affiliates and their respective directors, officers, employees, agents and representatives from and against any Loss arising from the breach of a representation or warranty other than those contained in Sections 5.1, 5.2, 5.3, 5.4, 5.10, 5.23 and 5.25 (which will continue for the applicable statute of limitations) shall terminate 18 months after the Closing if no notice of Claim shall have been given with respect to such Loss prior to expiration of said period, except that Claims pending on, or asserted prior to, the expiration of said period shall continue to be indemnified against.

(b)	Notwithstanding the foregoing, no claim for indemnification arising from a breach of a representation or warranty (other than those contained in Sections 5.1, 5.2, 5.3, 5.4, 5.10, 5.23 and 5.25) shall be made by either party hereto until such party's Indemnified Costs or Loss exceed $100,000 in the aggregate, in which case, the Indemnifying Party shall indemnify the Indemnified Party for all Losses, and the maximum amount Seller Group may be liable for is 50% of the Purchase Price.
8.6

Reimbursement of Costs. The costs and expenses, including fees and disbursements of counsel and expenses of investigation, incurred by any indemnified party in connection with any Claim shall be reimbursed on a quarterly basis by the indemnifying party, without prejudice to the indemnifying party's right to contest the indemnified party's right to indemnification and subject to refund in the event the indemnifying party is ultimately held not to be obligated to indemnify the indemnified party. The indemnification provided for herein shall extend to any Indemnified Costs incurred in defending any claim, suit or assessment which, if successful, would have given rise to an obligation for indemnification. Purchaser shall reimburse Seller for up to $20,000 of JH Cohn’s charges to review the financial statements for the eleven months ended June 30, 2008.

9.    Post Closing Covenants

9.1	Non-Compete; Non-Disclosure; Consulting.
(a)	Each member of Seller Group acknowledges that the transaction contemplated hereby includes the transfer to Purchaser of all of the goodwill related to the Business and Assets. Accordingly, and as a material inducement for Purchaser to acquire the Business and Assets, each member of the Seller Group agrees that, for a period of seven years from the Closing Date, no member of the Seller Group or any of its Affiliates will in any way, directly or indirectly, take away or interfere or attempt to interfere with any custom, trade, business or patronage of the Purchaser and its Affiliates relating to the Business, and will not, without Purchaser's prior written consent, (x) engage in any business, directly or indirectly, that competes with the Business, (y) hire any person that worked for Seller within one year of Closing or that worked for Purchaser at anytime thereafter, or (z) sell products related to the Business or any business in which Purchaser or its Affiliates is then engaged to any of Seller’s customers other than on behalf of Purchaser. Each member of the Seller Group covenants and agrees that, from and after the Closing Date, to not disclose or use, in any manner, any confidential information related to the Business or the Assets or use of any Intellectual Property Right, other than (i) disclosure to their attorneys, accountants, or other professionals; (ii) as required by law; or (iii) in connection with any employment duties with the Purchaser.

(b)	Each member of Seller Group acknowledges that its failure to comply with the provisions of Section 9.1(a) will result in irreparable and continuing damage for which there will be no adequate remedy at law and that, in the event of a failure to comply, the aggrieved party and their successors, legal representatives and assigns shall be entitled to temporary, preliminary and permanent injunctive relief and to such other and further relief as may be proper and necessary to ensure compliance with the provisions of Section 9.1(a).
9.2

Further Assurances. From and after the Closing, upon request of the Purchaser the members of the Seller Group shall execute, acknowledge and deliver all such further documents as may be reasonably requested to further evidence or effect the transfer to the Purchaser of good title to, and possession of, the Assets.

9.3	Financial Records.
(a)	Each party hereby agrees that, after Closing, it shall make available to the other all work papers, records and notes of any kind, at all reasonable times, for the purpose of allowing the appropriate party to complete tax returns, respond to audits, obtain refunds, make any determination required under this Agreement, verify issues and negotiate settlements with tax authorities or defend or prosecute tax claims.

(b)	After the Closing, the Purchaser shall (i) afford to Seller, its counsel and accountants, during normal business hours, reasonable access to the books, records and data relating to the Business or Assets with respect to the period through the Closing Date, and (ii) cooperate with Seller, at Seller's expense, in connection with any fact-finding by or on behalf of Seller in connection with any claims made against Seller.

9.4

Payment of All Taxes Resulting from Sale of Assets by Seller. Each of Purchaser and Seller shall pay in a timely manner all Taxes imposed by law on them respectively resulting from or payable in connection with the sale of the Assets pursuant to this Agreement.

9.5	Audited Financial Statements.
(a)	Within 15 days after Closing, Seller shall deliver to Purchaser the audited consolidated financial statements of Seller as at and for the years ended July 31, 2007 and 2006 including a balance sheet, a statement of income and retained earnings and a statement of cash flows and accompanying notes, together with the unqualified audit report by JH Cohn LLP.

(b)	Within 45 days after Closing, Seller shall deliver to Purchaser the audited consolidated financial statements of Seller as at and for the year ended July 31, 2008 including a balance sheet, a statement of income and retained earnings and a statement of cash flows and accompanying notes, together with the unqualified audit report by JH Cohn LLP.

(c)	Seller shall cause JH Cohn LLP to give full access to its work papers for the audits described in (a) and (b) above to Purchaser’s auditors.

10.    Miscellaneous

10.1	Amendments and Waivers. This Agreement may be modified or amended only by written instrument signed by the parties hereto.

10.2	Transferability.
(a)	The respective rights and obligations of each party hereto shall not be assignable by such party without the written consent of the other parties hereto, except that Purchaser may assign its right to purchase the Assets and Business to any affiliate of Purchaser (a “Purchaser Designee”), provided Purchaser shall remain liable for its obligations hereunder.

(b)	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assignees. Nothing herein expressed or implied is intended to confer upon any person, other than the parties hereto and their respective successors and permitted assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
10.3

Notices. Any notice, request or other document to be given hereunder to a party hereto shall be in writing and delivered in person or sent by registered or certified mail, postage prepaid, or by Federal Express (priority service), and by telephone facsimile transmission (“fax”) confirmed by telephone, as follows:

If to Purchaser, addressed to it at:

Richard Soloway, President
Napco Security Systems, Inc.
333 Bayview Avenue
Amityville, NY 11701
Fax Number: (516) 842-8220

with a copy to:

Shapiro Forman Allen & Sava LLP
380 Madison Avenue, 25th Floor
New York, NY 10017
Fax Number: (212) 557-1275
Attention: Robert W. Forman, Esq.

and

If to a Member of the Seller Group:

George Marks
5300 Horizons Blvd.
Amityville, NY 11701
Fax Number: (631) 225-6136

with a copy to:

Natiss & Gordon, P.C.
277 Willis Avenue
Roslyn, NY 11577
Fax Number: (516) 621-1304
Attention: Marvin Natiss, Esq.

Any party hereto may change its address for receiving notices, requests and other documents by giving written notice of such change to the other parties.

10.4

Remedies. Each party acknowledges and agrees that the other party would be irreparably damaged in the event any of the provisions of this Agreement were not performed by it in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction to prevent breaches of such provisions and to specifically enforce such provisions, in addition to any other remedy to which such party may be entitled, at law or in equity.

10.5

Governing Law; Legal Fees. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each party agrees to the exclusive jurisdiction and venue of any federal or state court in the State of New York with respect to any dispute arising under or related to this Agreement. In the event of any dispute, as part of any judgment, the party substantially prevailing in its claims or defense shall be entitled to its reasonable attorneys fees, costs, disbursements and expert witness fees.

10.6

Partial Invalidity. In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

10.7

Section Headings. The section headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.9

Entire Agreement. This Agreement, together with the Schedules and Exhibits and the agreements and instruments delivered pursuant hereto, contains the entire agreement between the parties, and supersede all prior agreements and understanding between them relating to the subject matter hereof.

10.10

Joint and Several Obligations. Each member of Seller Group is jointly and severally responsible for the agreements, covenants, representations, warranties and obligations of any member of Seller Group contained in this Agreement.

10.11

Confidentiality. Prior to the Closing Date, and at all times thereafter if the transactions contemplated herein are not consummated, Purchaser agrees to keep secret all confidential information regarding Seller and the Assets which it has received from Seller during the negotiation of this Agreement or its investigation of the Assets. Purchaser agrees not to use any of such confidential information in the conduct of its business or any business controlled by it or otherwise and, if this Agreement is terminated for any reason prior to the Closing Date, Purchaser agrees to deliver to Seller, upon Seller's request, all memoranda, notes, records, agreements, reports and other documents, and any copies thereof, relating to the Assets which Purchaser may then possess or have under its control and which it received from Seller or its agents.

10.12	Expenses. Each party shall bear its own costs and expenses in connection with this Agreement and the transaction contemplated hereby.

11.    Defined Terms

11.1	Defined Terms. The following terms shall have the following meanings:
(i)	“Affiliate” shall mean with respect to any party hereto, any Person which directly or indirectly controls, is controlled by or is under common control with, such party.

(ii)	“Arbiter” shall mean the accounting firm, if any, select pursuant to Section 3.4(d).

(iii)

“Assets” shall mean all assets, properties, business and other rights owned, leased (as leasee or leasor), licensed (as licensee or licensor) or used by Seller in connection with the Business as of the date hereof, or reflected or required to be reflected as assets on the June Balance Sheet, together with those assets so owned, leased, licensed or used by Seller after June 30, 2008, including, without limitation, Seller's cash and deposits, furniture, fixtures, machinery and equipment, leasehold improvements, fixed assets, prepaid expenses, accounts receivable, Inventory (whether current, excess or obsolete), Assumed Contracts, Intellectual Property Rights, Permits, goodwill, relationship with its customers, suppliers and employees, telephone and fax numbers, and all files and records (including, without limitation, computerized financial and business records) of the Seller, but excluding (i) assets disposed of by Seller in the ordinary course of its Business after June 30, 2008 consistent with its past practices and not in violation of this Agreement and (ii) the Excluded Assets.

(iv)	“Assumed Contracts” shall mean all rights, interests, and benefits of Seller under the Contracts identified on Schedule 5.13.

(v)	“Assumed Liabilities” shall mean the following:
(x)	liabilities of the Seller to the extent listed on Schedule 5.24 including, without limitation, the current portion of any Debt;

(y)	all obligations and liabilities of the Purchaser, as assignee of an Assumed Contract, to the extent that such obligations and liabilities arise or accrue after the conclusion of the Closing; and

(z)	accrued expenses as of the Closing Date related to, and incurred in the ordinary course of, the Business consistent with accrued expenses reflected on the June Balance Sheet.
(vi)	“Balance Sheets” shall mean the balance sheets of the Seller as of July 31, 2007 and 2006, and June 30, 2008 (the “June Balance Sheet”).

(vii)

“Benefit Plans” shall mean all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, deferred compensation, incentive or other compensation plans or arrangements, and other employee fringe benefit plans at any time maintained, or contributed to, by Seller for the benefit of any employees, officers or directors.

(viii)

“Business” shall mean the design, manufacture and sale of door technology products, including, but not limited to, door locks and decorative hardware to locksmith, wholesale distributors and door manufacturers for installation in commercial, industrial, educational, governmental and healthcare facilities as conducted by Seller.

(ix)	“Compliance Matters” shall mean any Law to which Seller, the Business or the Assets may be subject on or prior to the Closing.

(x)

“Contracts” shall mean all agreements, leases, rental agreements, insurance policies, licenses, employee plans, purchase orders, sales orders, commitments, confidentiality non-use or non-disclosure agreements, and all other binding arrangements, whether written or oral, express or implied, of Seller or relating to the Business or an Asset.

(xi)	“Debt” shall mean the amount owed by Seller to Commerce Bank (the “Bank”) up to $1 million, which will be assumed by Purchaser and paid at Closing.

(xii)	“Escrow Agent” shall mean the escrow agent appointed pursuant to the Escrow Agreement.

(xiii)

“Escrow Agreement” shall mean the escrow agreement entered into at Closing among the Purchaser, the Seller and the Escrow Agent, providing for an escrow account to secure Seller’s indemnification obligations, in the form attached hereto as Exhibit C.

(xiv)	“Escrow Fund” shall mean $3,500,000.

(xv)

“Excluded Assets” shall mean (i) Seller’s prepaid deposits under IRC § 7519, (ii) the Retained Records, capital stock of Seller, (iii) Seller’s claim against its former union and (iv) all rights of the Seller Group under this Agreement.

(xvi)

“Financial Statements” shall mean the (i) Balance Sheets of Seller, and (ii) statements of income and changes in financial position of the Seller for (A) the eleven month periods ended June 30, 2008 together with the review report of JH Cohn LLP and (B) the twelve month periods ended July 31, 2007 and 2006, together with the draft audit opinion of JH Cohn LLP, with respect to the twelve month period financial statements.

(xvii)

“Income Taxes” shall mean (i) all Federal, state, local or foreign income or franchise taxes of Seller or other taxes or charges imposed on or with respect to Seller's net income or capital, together with any interest or penalties or additions to tax imposed with respect thereto and (ii) any obligations under any agreements with respect to any Income Taxes.

(xviii)

“Intellectual Property Rights” shall mean the (i) Know-how, (ii) Trademarks, (iii) Trade Names, (iv) Patents, and (v) copyrights, confidential information and all other intellectual property rights, whether registered or not, of the Seller.

(xix)	“Inventory” shall mean all Products, work in process, raw materials, supplies and packaging materials of Seller.

(xx)

“Know-how” shall mean all trade secrets (including, without limitation, proprietary or confidential information and use and application know-how), inventions, designs, processes of distribution and manufacturing, computer databases and software, technology, technical information, market surveys and all promotional literature, customer and supplier lists and information and similar data of the Seller pertaining to the Business or the Assets or Seller.

(xxi)

“Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development that is materially adverse to the business, properties, prospects, assets, liabilities, condition (financial or otherwise) or results of operations of Seller or the Business, taken as a whole. In determining whether a Material Adverse Effect shall have occurred, the effect that such effect, event, occurrence or state of facts or development is reasonably likely to have on Purchaser following the Closing, assuming that it had borrowed the Purchase Price on commercially reasonable terms, shall be considered.

(xxii)

“Patents” shall mean United States and foreign patents (including all reissues, divisions, continuations, continuations in part and extensions thereof), patent applications and patent disclosures, and all other patent and ancillary rights of Seller (including those as licensee or licensor).

(xxiii)	“Payoff Statement” shall mean the statement from the Bank setting forth the amount necessary to discharge the Debt in full and release any Liens on the Business and Assets.

(xxiv)	“Permitted Lien” shall mean the lien in favor of the Bank securing Seller’s indebtedness to the Bank in an amount no greater than $1,000,000.

(xxv)	“Person” shall mean any natural person, corporation, association, partnership, joint venture or other entity.

(xxvi)	“Premises” shall mean the facility at 5300 New Horizons Blvd., Amityville, New York 11701 occupied by Seller.

(xxvii)

“Products” shall mean all door lock technology, including without limitation, locks and decorative hardware, designed, marketed, manufactured, dealt in, sold or distributed by or for Seller as of the date hereof and by the Purchaser subsequent to the Closing.

(xxviii)

“Product Liability Claims” shall mean all claims and actions for personal injury or property damage arising from the manufacture, sale or use prior to the Closing of any Product for injuries alleged to have been caused by such Product.

(xxix)	“Purchaser Designee” shall mean the entity formed by Purchaser for the purpose of acquiring and operating the Business and Assets.

(xxx)	“Retained Liabilities” shall mean all liabilities and obligations relating to
(x)	the Business or Assets, other than Assumed Liabilities;

(y)	any obligation or liability of Seller (A) to any Affiliate or Associate of Seller, (B) to the extent insured against Seller for the benefit of an Affiliate of Seller, (C) which results from a contingent liability not fixed or liquidated as of the Closing other than those included as an Assumed Liability, or (D) not related to the Business;

(z)	Income and/or Franchise Taxes, (A) arising as a result of Seller’s operation of the Business or ownership of the Assets prior to Closing, and (B) any Taxes that will arise as a result of the sale of the Assets pursuant to this Agreement;

(aa)	Product Liability Claims;

(bb)	Benefit Plans to the extent not accrued on the Closing Date Balance Sheet; or

(cc)	of a member of the Seller Group pursuant to this Agreement.
(xxxi)

“Retained Records” shall mean the Seller's (i) corporate minute books, tax returns and all of its corporate records and papers not relating to the operations of the Business, and (ii) records subject to an attorney-client privilege and relating to the transactions contemplated by this Agreement.

(xxxii)

“Taxes” shall mean all taxes of any kind of Seller or a member of the Seller Group through conclusion of the Closing, including, without limitation, Income Taxes, those on, or measured by or referred to as income, gross receipts, sales, (other than any sales taxes payable arising out of the transaction contemplated by this Agreement) use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, customs duties or similar fees, assessments or charges of any kind whatsoever required to be paid or collected and remitted by the Seller, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, domestic or foreign with respect to such Taxes and any obligations under any agreements with respect thereto.

(xxxiii)	“Trademarks” shall mean trademarks, registrations thereof, pending applications therefor, and such unregistered rights as are used in the Business.

(xxxiv)	“Trade Names” shall mean all names, trade names, brand marks, service marks, trade dress, brand names, logos and all other names and slogans embodying Business or Product goodwill of Seller.
11.2

Accounting Terms. Any accounting terms used in this Agreement shall, unless otherwise specifically provided, have the meanings customarily given them in accordance with United States generally accepted accounting principles (“GAAP”) as applied on a consistent basis by Seller, and all financial computations, statements and reports hereunder shall, unless otherwise specifically provided, be in accordance with GAAP.

11.3

Other Rules of Construction. References in this Agreement to sections, schedules and exhibits are to sections of, and schedules and exhibits to, this Agreement unless otherwise expressly indicated. Words in the singular include the plural, and in the plural includes the singular. The words “and” and “or” connote both the disjunctive and conjunctive of the terms affected, unless otherwise separately expressly indicated. The word “including” means “including, but not limited to.”

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on and as of the day and year first above written.

G. MARKS HARDWARE, INC.

By:	/s/George Marks
George Marks

NAPCO SECURITY SYSTEMS, INC.

By:	/s/Richard Soloway
Richard Soloway, President

EXHIBITS:

          Payment of Purchase Price
7.1(f)              Exhibit A - Employment Agreement
7.1(h)              Exhibit B - Lease for the Premises
11.1(xiii)          Exhibit C - Escrow Agreement

SCHEDULES:

3.3                 Allocation of Purchase Price
5.3                 Organization and Good Standing
5.4                 Authority
5.6                 Leases for Real Property use by Seller
5.7(a)              Seller’s Fixed Assets
5.7(b)              Personal Property
5.8                 Intellectual Property Rights
5.9(c)              Litigation
5.11                Material Adverse Effect
5.12(a)             Entire Business; Ownership of Assets
5.13(a)             Contracts
5.13(d)             Non-Assumed Contracts
5.14                Absence of Certain Changes
5.15(a)             List of Employees
5.15(c)             Claims
5.16                Benefit Plans
5.17                Permits
5.18                Transactions with Affiliates and Associates
5.20                Insurance
5.21                Inventories
5.22                Important Suppliers and Customers - Ten Largest Customers
5.24(a)             Accounts Receivable Aging Report
5.24(b)             List of Creditors
5.27                Environmental Matters